Exhibit 99.4

Zep Inc. / New Mountain Capital Transaction — Associate FAQ

1.              What was announced today?

•                  Today, we have announced that Zep Inc. has entered into a definitive merger agreement with a fund managed by New Mountain Capital L.L.C. under which New Mountain Capital will acquire all outstanding shares of Zep Inc. common stock for $20.05 per share in cash.

•                  The agreement was unanimously approved by Zep Inc.’s Board of Directors.

•                  The transaction is currently expected to close in the third calendar quarter of 2015.

2.              Why is Zep Inc. going private?

•                  During the past year, we conducted a thorough review of strategic opportunities to enhance value for stockholders, and we believe this transaction is in the best interests of Zep Inc. stockholders.

•                  New Mountain Capital is a strong investor with substantial resources and expertise and we look forward to continued success as a private company under their ownership.

•                  We are confident that this transaction will allow Zep Inc. to deliver the high quality products and services our customers have come to expect from us, as well as provide you with additional opportunities from future growth and business building.

3.              Who is New Mountain Capital?

•                  New Mountain Capital is a New York-based private equity firm specializing in acquiring market leaders in sustainable growth industries.

•                  New Mountain Capital seeks out the highest quality growth leaders — like Zep Inc. — and works intensively with management to raise already attractive businesses to an even higher level of performance.

•                  New Mountain Capital knows our business and industry well and recognizes the growth potential of Zep Inc. and the significant contributions our associates have made to get us to where we are today. New Mountain Capital is a strong investor with substantial resources and expertise and we look forward to continued success as a private company under their ownership.

•                  More information can be found at www.newmountaincapital.com.

4.              Why was New Mountain Capital interested in Zep Inc. and how will this benefit our company and customers?

•                  New Mountain Capital views Zep Inc. as an industry leader with significant growth potential and our portfolio fits well with their investment philosophy of investing in market leaders in sustainable growth industries.

•                  Operating as a private company under New Mountain Capital’s ownership is expected to allow Zep Inc. to deliver the high quality products and services our customers have come to expect from us.

5.              What are some examples of companies I might know that are privately held?

Bass Pro Shops	Levi Strauss	Publix
BI-LO Holdings	Love’s Travel Stops	QuickTrip
Burlington Coat Factory	Mars	RaceTrac
Cargill	Menard’s	SC Johnson
Dell	Neiman Marcus	Toys ‘R’ Us
Dole	Perdue	Wegmans Food
Fidelity Investments	Pilot Flying J

6.              What does it mean for Zep Inc. to transition from a public company to a private company?

•                  Going private means that Zep Inc.’s stock will no longer be publicly traded on the stock market and the trading of our stock on the New York Stock Exchange will cease on the date the transaction closes.

7.              What is a “go-shop” process?

•                  A “go-shop” period is an amount of time under which the company can solicit proposals from other companies that may be interested in buying Zep Inc.

•                  In this way, Zep Inc. can test the market to ensure it is receiving the best possible value for stockholders.

•                  Under the definitive agreement, Zep Inc. has the right to actively solicit alternative proposals from third parties during a go-shop period of 30 calendar days.

•                  There can be no assurances that this process would result in any alternative transaction.

8.              Who will run the company? Will there be changes in executive leadership?

•                  Until the transaction is complete, we do not expect any changes.

•                  As we move through the process towards completing the transaction, we are committed to updating associates.

9.              Will there be changes to our current benefits and compensation programs?

•                  It is still early in the process, and additional details will be provided as we work towards closing the transaction.

•                  We understand that you will have many questions about what this announcement means for you and we remain dedicated to keeping you informed as best we can.

10.       Will there be layoffs as a result of this transaction? Will reporting structures change?

•                  New Mountain has a proven track record as a business builder and their decision to acquire Zep Inc. is indicative of the tremendous value they see in our company and the significant opportunities we have for continued growth and success.

•                  You should remain focused on our business objectives and day-to-day responsibilities and continue to deliver the high quality products and services our customers have come to expect from us.

11.       I own Zep Inc. shares.  What do I need to do?

•                  Upon meeting all closing conditions, your common shares will be exchanged for $20.05 in cash for each share you own at the close of the transaction.

•                  The purchase price represents a 23% premium to Zep Inc.’s 90-day volume weighted average stock price for the period ended April 7, 2015.

•                  Following closing, you will no longer have any ownership interests in the company. Please consult your tax advisor to advise you as to the capital gains and other tax considerations related to this transaction.

12.       I have stock options and/or restricted stock units.  What will happen?

•                  Upon close of the transaction, all unvested restricted stock and stock options will vest immediately.  The value of your equity will be converted to cash at a price of $20.05 per share. Please remember that if you are an option holder, the cash received would be equal to $20.05 per share minus the option exercise price, subject to any withholding.

•                  The restricted stock and options will be processed at closing.  You will receive a separate communication with further information at that time.

13.       When is the transaction expected to close? What can we expect until then?

•                  The transaction is currently expected to close in the third calendar quarter of 2015, subject to approval by Zep Inc. stockholders and other customary closing conditions.

•                  Upon close, Zep Inc. shares will no longer be listed on the New York Stock Exchange.

•                  You should remain focused on our business objectives and day-to-day responsibilities and continue to deliver the high quality products and services our customers have come to expect from us.

•                  We understand that you will have many questions about what this announcement means for you and we remain dedicated to keeping you informed as best we can.

14.       Whom can I talk to if I have more questions?

•                  We understand that you will have many questions about what this announcement means for you and we remain dedicated to keeping you informed as best we can.

•                  If you have any questions or concerns, please do not hesitate to ask your supervisor.

•                  As this transaction may generate interest from the media or other third parties, it is important that we speak with one voice. Consistent with our communications policy, please immediately forward any inquiries you may receive to Don De Laria, Vice President of Investor Relations and Communications at 404-350-6266 or don.delaria@zepinc.com.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed acquisition of Zep Inc. by New Mountain Capital and its affiliates.  In connection with the proposed merger, Zep Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ZEP INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Zep Inc. with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Zep Inc.’s website at www.zepinc.com or by directing a request to: Zep Inc., 1310 Seaboard Industrial Blvd., NW, Atlanta, GA 30318, Attn: Investor Relations, (404) 352-1680.

Participants in the Solicitation

Zep Inc. and its directors, executive officers and certain other members of management and employees of Zep Inc. may be deemed to be “participants” in the solicitation of proxies from the stockholders of Zep Inc. in connection with the proposed merger.  Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Zep Inc. in connection with the proposed merger, which may be different than those of Zep Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.  Stockholders can find information about Zep Inc. and its directors and executive officers and their ownership of Zep Inc.’s common stock in Zep Inc.’s annual report on Form 10-K for the fiscal year ended August 31, 2014 and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on November 20, 2014, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the merger when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Zep Inc.’s website at www.zepinc.com.